SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(AMENDMENT NO. )

Infosearch Media, Inc.
(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

45677V108
(CUSIP Number)

Strategic Turnaround Equity Partners, L.P. (Cayman)
c/o Galloway Capital Management LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212) 247-1339

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

December 7, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(c), 13d-1(f) or 13d-1(g), check the following box. ☒

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

CUSIP No. 45677V108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, L.P. (Cayman) N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS * WC

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,523,750

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,523,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,523,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.44% (1)

14	TYPE OF REPORTING PERSON PN

(1)
On the basis of 52,871,973 shares of Common Stock reported by the Company to be issued and outstanding as of November 16, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 45677V108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS * N/A

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0

	8	SHARED VOTING POWER 5,523,750

	9	SOLE DISPOSITIVE POWER 0

	10	SHARED DISPOSITIVE POWER 5,523,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,523,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.44% (1)

14	TYPE OF REPORTING PERSON OO

(1)
On the basis of 52,871,973 shares of Common Stock reported by the Company to be issued and outstanding as of November 16, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._ 45677V108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 64,000(1)

	8	SHARED VOTING POWER 5,523,750

	9	SOLE DISPOSITIVE POWER 64,000(1)

	10	SHARED DISPOSITIVE POWER 5,523,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,587,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 10.57% (2)

14	TYPE OF REPORTING PERSON IN

(1)	This includes 25,000 shares of common stock held by Mr. Herman and 39,000 shares of common stock in his Individual Retirement Accounts.

(2)
On the basis of 52,871,973 shares of Common Stock reported by the Company to be issued and outstanding as of November 16, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No._ 45677V108	13D

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS * PF

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2 (e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,276,626

	8	SHARED VOTING POWER 5,523,750

	9.	SOLE DISPOSITIVE POWER 1,276,626

	10	SHARED DISPOSITIVE POWER 5,523,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,800,376

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 12.86% (2)

14	TYPE OF REPORTING PERSON IN

(1)
This include1,108,626 shares of Common Stock held by Mr. Galloway’s IRA, 70,000 shares of Common Stock held by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 98,000 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion.

(2)
On the basis of 52,871,973 shares of Common Stock reported by the Company to be issued and outstanding as of November 16, 2007 in the Company’s latest Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on Npvember 16, 2007.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of Infosearch Media, Inc., a Delaware corporation, (the “Company”). The principal executive offices of the Company are located at 4086 Del Rey Avenue, Marina Del Rey, California 90292.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, L.P. (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities. Galloway Capital Management LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management LLC, and is a holder of the majority of the partnership interests in Strategic Turnaround Equity Partners, L.P. (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below. Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, L.P. (Cayman)	Cayman Islands limited partnership
General Partner - Galloway Capital Management LLC

Galloway Capital Management LLC	Delaware limited liability company
Managing Member - Gary L. Herman
Managing Member - Bruce Galloway

Bruce Galloway	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member - Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member - Strategic Turnaround Equity Partners, L.P. (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC, Bruce Galloway and Gary Herman is c/o Strategic Turnaround Equity Partners, L.P. (Cayman), 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons were purchased with working capital of Strategic Turnaround Equity Partners, L.P (Cayman) and the personal investment capital of Mr. Galloway and his affiliates and Mr. Herman.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes. On each of the following dates and at the following prices per share, Strategic Turnaround Equity Partners, L.P. (Cayman) made purchases and sells of Common Stock on the open market with its working capital:

Date	Number of Shares Purchased	Price Per Share
6/15/2007	10,000	4.44
6/29/2007	5,000	4.195
7/09/2007	4,200	4.48
7/10/2007	2,300	4.44
7/19/2007	400	4.41

On each of the following dates and at the following prices per share, Bruce Galloway and his affiliates made purchases and sells of Common Stock on the open market with his personal funds:

Date	Number of Shares Purchased	Number of Shares Sold	Price Per Share
7/12/2007		7,200	4.509
7/13/2007	3,000		4.5627
7/16/2007	12,100		4.585
7/20/2007	6,500		4.395
7/30/2007	5,000		4.207
8/03/2007	2,300		3.98
8/15/2007		2100	3.9586
8/16/2007		33,500	3.9085

The Reporting Persons purchased the Shares based on the Reporting Persons' belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase of additional Shares desirable, the Reporting Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price of the Shares, conditions in the securities markets and general economic and industry conditions, The Reporting Persons may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional Shares, selling some or all of its Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

As of the date hereof, Strategic Turnaround Equity Partners, L.P. (Cayman), Galloway Capital Management LLC (as the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman)), Bruce Galloway and Gary L. Herman (as a Managing Members of Galloway Capital Management LLC) are deemed to beneficially own an aggregate of 5,523,750 shares of Common Stock, representing approximately 10.44% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 16, 2007. Strategic Turnaround Equity Partners, L.P. (Cayman) is deemed to be the direct beneficial owner of 5,523,750 shares of Common Stock. Galloway Capital Management LLC is deemed to be the indirect beneficial owner of 5,523,750 shares of Common Stock. Bruce Galloway and Gary L. Herman are deemed to be the indirect beneficial owners of 5,523,750 shares of Common Stock. Each of Galloway Capital Management LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, L.P. (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, L.P. (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, L.P. (Cayman). Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

Of the total 1,276,626 shares of common stock directly reported by Mr. Galloway, 1,108,626 shares of Common stock are held by Mr. Galloway’s Individual Retirement Account, 70,000 shares of Common Stock are held by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, and 98,000 shares of Common Stock are held by RexonGalloway Capital Growth, an investment company in which Mr. Galloway is a member and for which Mr. Galloway retains investment and voting discretion.

Of the total of 64,000 shares of common stock reported by Mr. Herman, 25,000 shares are directly beneficially owned by Mr. Herman and 39,000 are held by Mr. Herman’s retirement acconts.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, L.P. (Cayman)

December 10, 2007	By:	/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital
Management LLC, the General Partner of Strategic Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

December 10, 2007	By:	/s/ Bruce Galloway
Name: Bruce Galloway
Title: Managing Member

Gary L. Herman

December 10, 2007	/s/ Gary L. Herman

Bruce Galloway

December 10, 2007	/s/ Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of Digital Creative Development Corporation. It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated: December 10, 2007
Dated: August 3, 2007

Strategic Turnaround Equity Partners, L.P. (Cayman)

By:	/s/ Gary Herman
Name: Gary Herman
Title: Managing Member of Galloway Capital
Management, LLC, the General Partner of Strategic
Turnaround Equity Partners, L.P. (Cayman)

Galloway Capital Management, LLC

By:	/s/ Bruce Galloway
Title: Managing Member

Gary L. Herman

Bruce Galloway
Name: Bruce Gal